Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

January 7, 2025

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 141,363 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from December 30, 2024, up to and including January 3, 2025, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 124,828,603 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (124,828,603) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
30/12/2024	LSE	40,945	975.63
30/12/2024	BATE	2,428	969.81
30/12/2024	CHIX	10,282	969.40
30/12/2024	AQUIS	391	967.13
31/12/2024	LSE	6,667	994.13
31/12/2024	BATE	3,059	990.74
31/12/2024	CHIX	2,324	992.82
31/12/2024	AQUIS	263	989.57
02/01/2025	LSE	36,112	1,017.21
02/01/2025	BATE	508	1,021.00
02/01/2025	CHIX	233	1,018.06
03/01/2025	LSE	17,457	994.80
03/01/2025	BATE	5,230	992.37
03/01/2025	CHIX	12,303	993.13
03/01/2025	AQUIS	3,161	984.03

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123